UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 000-54516

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: November 2, 2022	By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Corrected Emera Media Release dated October 19, 2022

EXPLANATORY NOTE

November 2, 2022

On October 20, 2022, Emera Incorporated (“Emera”) furnished its Media Release dated October 19, 2022.

Emera is furnishing a corrected version of the Media Release to delete the last page of the document which was inadvertently included in error and not a part of the Media Release.